UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000

+86 400 012 7562

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On December 26, 2024, Park Ha Biological Technology Co., Ltd., a Cayman Islands exempted company (the “Company”) entered into an underwriting agreement with Dawson James Securities, Inc., the representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “IPO”) an aggregate of 1,200,000 ordinary shares, par value $0.00002 per share (the “Shares”), at offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 180,000 Ordinary Shares to cover over-allotments, if any. The underwriting agreement is attached hereto as Exhibit 1.1 and is incorporated by reference herein.

The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-281783), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2024, as amended (the “Registration Statement”). The Registration Statement was declared effective by the SEC on December 20, 2024. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PHH” on December 27, 2024. On December 30, 2024, the Company closed its IPO.

In connection with the IPO, the Company issued a press release on December 26, 2024 announcing the pricing of the IPO and a press release on December 30, 2024 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: December 30, 2024	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated December 26, 2024 between the Company and Dawson James Securities, Inc.
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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